Trading Update – Unaudited 1Q22 1 VEON FIRST QUARTER 2022 TRADING UPDATE PROTECTING STAKEHOLDER VALUE DELIVERING CONTINUED LOCAL CURRENCY GROWTH ACROSS OUR OPERATIONS

Trading Update – Unaudited
1Q22
2
VEON

Amsterdam (28 April 2022) - VEON Ltd. (VEON) announces a trading update for the first quarter ended 31 March 2022, including selected financial and operating results:

VEON ended 1Q22 with revenue of USD 1,823 million, +9.8% YoY in local currency (-0.4% YoY in reported currency) and EBITDA of USD 775 million, +5.7% YoY in local currency (-4.0% YoY in reported currency). Group capex was USD 367 million (-6.2% YoY), with capex intensity of 23.2%, -2.2 p.p. YoY. Group net debt/EBITDA was 2.4x.

Commenting on results, Kaan Terzioğlu said:

"I am proud of how our teams are tackling the current challenges and ensuring service and business continuity, keeping our 220 million customers across nine countries connected. Our commitment to provide access to information and other vital digital services is intact in these character-building times. The solid results we are reporting today illustrate our operational and financial discipline. We continue to enjoy high-single-digit growth and we have improved our capital structure."

USD million	1Q22	1Q21	YoY reported	YoY local currency
Total Revenue, of which:	1,823	1,830	(0.4%)	9.8%
- Total service revenue	1,676	1,694	(1.1%)	9.0%
- Mobile data revenue	666	622	7.1%	17.1%
EBITDA	775	808	(4.0%)	5.7%
Capex	367	392	(6.2%)	
Capex intensity	23.2%	25.3%	(2.2p.p.)	
Licenses payments	(35)	(64)	(44.5%)	
Total mobile customers (millions)	206.4	198.6	3.9%	
4G subscribers (millions)	100.8	81.1	24.3%	
4G subscriber base penetration, %	48.8%	40.8%	8.0p.p.	
Fixed-line broadband customers (millions)	4.7	4.5	5.2%

3 USD 1,823 million Revenue +9.8% YoY in local currency (-0.4% YoY in reported currency) million million Capex -6.2% YoY Capex intensity of 23.2% 1Q22 HIGHLIGHTS 206 1.11x Total cash USD 1,304 at HQ (additional USD 692 million in committed undrawn credit lines) \\\ +1.8% YoY, capex intensity of 23.4% Mobile customers up 3.9% YoY EBITDA +5.7% YoY in local currency (-4.0% YoY in reported currency) ccurreccurrency) 4G users up 24.3% YoY USD 367 million USD 1,904 million USD 775 million Current ratio (Current assets/ Current liabilities) Net debt/EBITDA 2.4x 100.8

Trading Update – Unaudited 1Q22 4 TRADING UPDATE 6 KEY RECENT DEVELOPMENTS 8 LIQUIDITY AND CAPITAL STRUCTURE 11 COUNTRY PERFORMANCE 12 CONFERENCE CALL INFORMATION 19 PRESENTATION OF FINANCIAL RESULTS AND NON-RECURRING ITEMS 20 DISCLAIMER 21 ATTACHMENTS 23 CONTENTS

5 Earnings Release 4Q21 and FY2021 results For 1Q22 VEON reported local currency revenue and EBITDA growth across all countries, with Group cash of USD 1.9 billion Group revenue increased by 9.8% in local currency terms (-0.4% in reported currency). All our operating companies delivered YoY revenue growth in local currency terms. Strong growth in data revenue, up 17.1% in local currency terms (+7.1% in reported currency), was a key driver of strong Group revenue performance. Ukraine revenues increased 15.1% YoY in local currency (+12.7% in reported currency) a good result given the ongoing conflict in the country. For March 2022, Ukraine reported revenue of UAH 2.8 billion (+16.7% YoY), with service revenue of UAH 2.7 billion (+16.7% YoY). This performance was driven once again by continued growth in Kyivstar’s 4G customer base, which increased 30.7% YoY. Mobile revenue growth was also supported by higher roaming revenues, which increased 3.0x YoY. Russia reported 1Q22 revenue growth of 5.6% YoY in local currency (-6.9% YoY in reported currency). The average March exchange rate used for consolidation was 104.1 ruble per dollar, impacting reported numbers. 1Q22 mobile service revenue was up 3.3% YoY and fixed-line service revenue was up 8.2% YoY in local currency. For March 2022, Russia reported revenue of RUB 24.9 billion (+3.6% YoY), with service revenue of RUB 22.2 billion (+3.7%). Pakistan revenue increased 9.1% YoY in local currency (- 2.6% YoY in reported currency) driven by strong growth in data revenue, notwithstanding the increase in withholding tax from 10% to 15% on 16 January 2022 and the reduction in mobile termination rates. In Kazakhstan revenues increased 20% YoY in local currency (+10.6% in reported currency), another excellent performance especially taking into account the unrest in January 2022. For January 2022, Kazakhstan reported revenue of KZT 20.4 billion (+15.6% YoY), with service revenue of KZT 19.7 billion (+15.0% YoY). Group 1Q22 EBITDA rose by 5.7% in local currency terms (-4.0% in reported currency) and we reported positive local currency EBITDA performance across all markets. In Russia, EBITDA increased 2.8% YoY in local currency (-9.3% in reported currency), marking the fourth consecutive quarter of growth. Excluding the impact of charitable donations and employee support, in Ukraine Kyivstar’s EBITDA grew 9.3% YoY in local currency and in Kazakhstan, Beeline’s EBITDA grew 16.5% in local currency. Excluding these extraordinary costs, Group EBITDA increased 7.3% YoY in local currency. We remain focused on implementing planned cost efficiency measures across the business. TRADING UPDATE

Trading Update 1Q22 6 We reported healthy growth of 3.9% YoY in our 1Q22 subscriber base. The Group continued to focus on the overall customer experience on our 4G networks. This supported the growth in our 4G subscriber base, which reached 100.8 million, adding an additional 19.7 million users over the past 12 months. 4G subscribers now account for 48.8% of our total subscriber base, up 8.0 p.p. from a year ago. Our financial service business in Pakistan, JazzCash, ended the quarter with 15.7 million MAUs, a rise of 12.2% YoY. In Bangladesh, Toffee TV reached 6.3 million MAU (+86.9% YoY) in 1Q22. Our digital operator in Kazakhstan, ‘izi’, ended the quarter with 101,000 subscribers, an increase of 87% YoY. Group capex was USD 367 million with capex intensity of 23.2%, driven in particular by increased network investments in Bangladesh and Pakistan in line with our growth strategy. On 12 April 2022, Jazz signed a core 4G license renewal with the Pakistan Telecommunication Authority, for a fee of USD 486.2 million for a duration of 15 years, with 50% paid upfront and the balance over five years. Fifty percent of the fees (PKR 44.54 billion, equivalent to USD 243.1 million) was settled before signing in April 2022. On 31 March 2022, Banglalink acquired new spectrum in the 2300 MHz band for USD 205 million, payable in installments over 11 years, doubling the company’s spectrum holding. We believe this investment will continue to support Banglalink’s ambitious nation-wide 4G growth strategy. We closed the quarter with total cash of USD 1.9 billion, with a further USD 0.7 billion in undrawn revolving credit facilities. All our operations are in general self-funding. Following the exercise of the put option for our stake in Algeria on 1 July 2021, the Algerian business became, in line with the requirements of IFRS 5, a discontinued operation, and is accounted for as an “asset held for sale”. The result is that the Algerian operations do not contribute to VEON’s comparison base or actual reported numbers, without any change in the net economic value of this business. The final valuation for the put option was concluded at USD 682 million for VEON’s stake in Djezzy. We further strengthened the management team with the appointment of Atyab Tahir as the CEO of JazzCash effective 1 May 2022. Michiel Soeting, former global lead partner at KPMG, joined the VEON Board as a non- executive director and Chairman of the Audit and Risk Committee effective 16 March 2022. VEON is not the subject of any sanctions imposed by the European Union, the United States or the United Kingdom. We remain confident that the international community understands our industry’s unique position as an essential service provider, with regulators outlining their support for sectors essential to humanitarian activities, including the flow of information and access to the internet. VEON has suspended all activities related to the previously proposed re-domiciliation of VEON Ltd. to the United Kingdom and will continue to consider the optimal corporate structure for the group.

Trading Update 1Q22 7 NOTICE TO READER: IMPACT OF CONFLICT VEON’s results presented in this trading update are, unless otherwise stated, based on IFRS and have not been externally reviewed and audited. The financial information included in this trading update is preliminary and is based on a number of assumptions that are subject to inherent uncertainties and subject to change. The financial information presented herein is based on internal management accounts, is the responsibility of management and is subject to financial closing procedures which have not yet been completed and has not been audited, reviewed or verified. Although we believe the information to be reasonable, actual results may vary from the information contained above and such variations could be material. As such, you should not place undue reliance on this information. This information may not be indicative of the actual results for the quarter or any future period. The ongoing conflict between Russia and Ukraine and the sanctions imposed by the United States, member states of the European Union, the European Union itself, the United Kingdom, Ukraine and certain other nations, countermeasure sanctions by Russia and other legal and regulatory responses, as well as responses by our service providers, partners, suppliers and other counterparties, and the consequences of all of the foregoing have significantly impacted and will continue to significantly impact our results and operations in Russia and Ukraine, and may significantly affect our results and operations in the other countries in which we operate. We are closely monitoring events in Russia and Ukraine, as well as the possibility of the imposition of further sanctions in connection with the ongoing conflict between Russia and Ukraine and any resulting further rise in tensions between Russia, and the United States, the United Kingdom and/or the European Union. We hope that there will be a peaceful and amicable resolution and are doing everything we can to protect the safety of our employees, while continuing to ensure the uninterrupted operation of our communications, financial and digital services. The broad nature of the financial sanctions targeted at the Russian financial system, including several banks that have historically provided funding to the Company, the comprehensive sanctions on investment and vendors in Russia and the ongoing conflict between Russia and Ukraine may have a material impact on the Company’s operations and business plans in Russia and Ukraine. Over the next few months, we will be undertaking an assessment of the need for and amount of potential impairment charges, which is not as of yet determinable due to a number of factors, including the fluidity of the current situation and our ability to obtain relevant data required to build a business plan given the ongoing conflict and associated uncertainties. We anticipate that we will report material impairment charges with respect to assets in Ukraine and/or Russia during 2022, unless there is a significant improvement in the current underlying conditions, including a lasting resolution of the ongoing conflict. However, we are still gathering the necessary data and we are not able at this time to estimate the amount or range of this potential impairment charge to the profit and loss statement. Such an impairment charge, if any, would have no impact on the Company’s cash flow.

Trading update 1Q22 8 CHANGES TO THE VEON BOARD On 1 March 2022, VEON announced that Mikhail Fridman had resigned as a director of the VEON Board (the “Board”) with effect from 28 February 2022. On 8 March 2022, VEON announced that Mr. Robert Jan van de Kraats had stepped down as a director from the VEON Board with effect from 7 March 2022. On 16 March 2022, VEON announced that Michiel Soeting, former global lead partner at KPMG, had joined the VEON Board as a non-executive director and Chairman of the Audit & Risk Committee. BOND REPAYMENT On 28 February VEON utilized USD 430 million under its RCF and used these funds to repay its USD 417 million notes which matured on 1 March 2022, and to pay the accrued interest on these notes. VEON CONCLUDES REPAYMENT OF VTB BANK LOAN On 11 March 2022, VEON announced that its subsidiary had prepaid a RUB 30 billion (approximately USD 259 million, based on a USD-RUB exchange rate of 115.7) interest-bearing loan with VTB Bank (PJSC) (“VTB”) in accordance with its terms, and the facility has been cancelled. Following this payment to VTB, the VEON Group had no further loans outstanding with VTB. VEON CREDIT RATING UPDATE On 14 March 2022, VEON announced that Fitch and S&P had downgraded the Company’s credit ratings following the announcement of new country ceilings for Ukraine and the Russian Federation. It was noted at the same time that, due to the geographic diversification of VEON’s business across nine countries with a combined population of 680 million people, the Company’s credit ratings are more resilient than the sovereign ratings of both Russia and Ukraine. More recently S&P reaffirmed VEON’s credit rating and announced they would be no longer be providing VEON with credit ratings. VEON HOLDINGS B.V. REITERATES CURRENCY ELECTION ON ITS RUBLE-DENOMINATED NOTES On 18 March 2022, VEON reiterated the currency election terms for the holders of the ruble denominated notes issued under VEON Holdings B.V.’s Global Medium Term Note Programme. NOVATION OF LOANS In April 2022, two group-level loans, with Sberbank and Alfa Bank respectively, and totaling RUB 90 billion (c.USD 1.070 billion, based on a USD-RUB exchange rate of 84.09), were novated to PJSC VimpelCom, which resulted in the release of the former borrower (VEON Finance Ireland) and the former guarantor (VEON Holdings BV). KEY RECENT DEVELOPMENTS IGHLIGHTS:

Trading Update
1Q22
9
VEON

While neither of the banks were subject to EU sanctions directed at their corporate lending portfolios, the winding down of these loans has allowed us to ensure that the majority of the Group's RUB liabilities are held within Russia and matched to the market where revenues are generated.

KEY INCREASES IN VEON SHAREHOLDING IN 1Q22

On 14 March 2022, Exor Capital (London, UK) filed a stock market notification that their VEON shareholding had increased to above 5%.

On 31 March 2022, Shah Capital Management (Raleigh, NC, US) filed a stock market notification stating that their VEON shareholding had increased to 2.87%, or 50.1 million shares.

ALGERIA PUT OPTION

Following the exercise of the put option for our stake in Algeria on 1 July 2021, the Algerian business became, in line with the requirements of IFRS 5, a discontinued operation, and is accounted for as an "asset held for sale". The final valuation for the put option was concluded at USD 682 million for VEON's stake in Djezzy and the process is on track.

DZD (millions)	1Q22	1Q21	YoY
Total revenue	**22,827**	**21,174**	**7.8%**
Service revenue	22,713	21,102	7.6%
Mobile data revenue	11,188	8,565	30.6%
EBITDA	**9,891**	**9,039**	**9.4%**
EBITDA margin	43.3%	42.7%	0.6p.p.
Capex	3,765	4,357	(13.6%)
Capex intensity	14.9%	17.1%	(2.1p.p.)
Customers (mln)	14.4	14.1	1.8%
Data customers (mln)	10.2	9.2	10.3%
4G users (mln)	7.5	6.0	24.5%
ARPU (DZD)	526	497	5.8%
MOU (min)	483	468	3.2%
Data usage (GB/user)	7.1	5.3	35.7%
4G coverage	73.0%	61.0%	12.0p.p.

SPECTRUM ACQUISITION IN BANGLADESH AND LICENSE RENEWAL IN PAKISTAN

On 1 April 2022, VEON announced that Banglalink has acquired new spectrum, doubling the company's spectrum holding. Banglalink acquired 40 MHz of spectrum from the 2300 GHz band, ensuring that Banglalink retains its position as the top private operator in Bangladesh in terms of spectrum per customer.

On 12 April, Jazz signed a 4G license renewal with the Pakistan Telecommunication Authority for a fee of USD 486.2 million for 15 years, 50% of which (PKR 44.54 billion, equivalent to USD 243.1 million) was settled, before signing in April 2022, and the remaining amount will be paid in five equal annual installments.

Both transactions were funded in local currency facilities secured through domestic banking partners.

INCREASED LOCAL CURRENCY DEBT FUNDING

On 16 April Jazz in Pakistan signed a PKR 40 billion (c. USD 222 million) syndicated loan with a 10 year maturity. On 26 April Banglalink signed a BDT 12 billion (c. USD 135 million) syndicated loan with a 5 year maturity.

ATYAB TAHIR APPOINTED AS CEO OF JAZZCASH

On 14 March 2022, VEON announced the appointment of Atyab Tahir as Chief Executive Officer of JazzCash, the number one digital financial services provider in Pakistan and a division of Jazz, effective 1 May 2022.

VEON NOT SUBJECT TO SANCTIONS

On 4 March 2022, VEON confirmed its conclusion that it is not the subject of sanctions, following the introduction of EU sanctions on LetterOne shareholders, Mr. Fridman and Mr. Aven on 28 February 2022. Mr. Fridman and Mr. Aven are related to VEON's largest shareholder, LetterOne. However, VEON is not controlled by LetterOne and, further, Mr. Fridman has stepped down from VEON's Board.

Trading Update 1Q22 10 GROUP SENIOR MANAGEMENT SHAREHOLDING On 28 February 2022 we announced the details of management share awards following the finalization of the management incentive plan as detailed in the table. # of shares Deferred share award LTI Kaan Terzioglu 1,549,800 2,583,000 Serkan Okandan 444,343 1,777,372 Dmitry Shvets 191,429 765,715 Alex Bolis 128,572 514,286 Joop Brakenhoff 393,236 740,572 Michael Schulz 291,429 582,858 TOTAL 2,998,809 6,963,803 The shares detailed under the ‘deferred share award’ will vest over two years. The vesting of the LTI award is linked to total shareholder return (TSR) relative performance against a basket of peers over the three year vesting period. We note that as additional direct shareholding as of 31 March 2022, Group CEO Kaan Terzioğlu held 900,000 ADR/ORDs in VEON and Bangladesh CEO Erik Aas held 250,000 ADR/ORDs in VEON. VEON CONFIRMS NOTIFICATION FROM NASDAQ ON MINIMUM SHARE PRICE REQUIREMENT On 12 April 2022, VEON confirmed that it had received notification on 7 April 2022 VEON from the Listing Qualifications Department of the Nasdaq Stock Market ("Nasdaq") stating that VEON is not in compliance with the minimum bid price requirement set forth in Nasdaq’s Listing Rule 5550(a)(2). This does not impact current Nasdaq listing and trading, and VEON confirmed that it would evaluate options to return to compliance.

Trading Update 1Q22 11 KEY DATA USD million 1Q22 4Q21 QoQ 1Q21 YoY Total cash 1,904 2,252 (15.5%) 1,192 59.7% Gross debt 9,661 10,258 (5.8%) 9,519 1.5% Lease liabilities 2,598 2,662 (2.4%) 1,931 34.6% Net debt 7,780 8,123 (4.2%) 8,376 (7.1%) Note: Certain comparative amounts have been reclassified to conform to the current period presentation Total cash of USD 1.904 billion included USD 1.304 billion in cash at the HQ level and a further USD 0.6 billion across our countries. Undrawn revolving credit facilities of USD 0.692 billion at the end of March 2022. This excludes both Alfa Bank and Raiffeisen Russia committments to the facility, whose commitments were cancelled due to legislative changes in Russia in March 2022. Gross debt decreased to USD 9.661 billion from USD 10.258 billion as of 31 December 2021, which was primarily impacted by the weakness of the ruble during the quarter and repayment of VEON bonds and the VTB bilateral loan. Lease liabilites decreased to USD 2.598 billion from USD 2.662 billion as of 31 December 2021, which was primarily impacted by the weakness of the ruble during the quarter. Lease liabilities in Russia totalled USD 1.855 billion (RUB 156.0 billion) compared with USD 2.133 billion (RUB 158.5 billion) as of 4Q21. Net debt decreased in the quarter to USD 7.780 billion and net debt excluding leases decreased to USD 5.182 billion Leverage declined marginally to 2.4x. LIQUIDITY AND CAPITAL STRUCTURE

Trading Update 1Q22 12 KEY FIGURES BY COUNTRIES USD million 1Q22 1Q21 YoY reported YoY local currency Total revenue 1,823 1,830 (0.4%) 9.8% Ukraine 276 245 12.7% 15.1% Russia 857 920 (6.9%) 5.6% Pakistan 338 347 (2.6%) 9.1% Kazakhstan 141 128 10.6% 20.0% Bangladesh 144 135 6.9% 8.6% Uzbekistan 53 45 17.5% 22.6% Georgia 10 8 21.2% 13.7% Kyrgyzstan 10 10 3.7% 9.7% HQ and Eliminations (8) (8) 9.1% Service revenue 1,676 1,694 (1.1%) 9.0% Ukraine 274 243 12.5% 14.9% Russia 753 821 (8.3%) 4.1% Pakistan 306 318 (3.8%) 7.8% Kazakhstan 136 124 9.1% 18.4% Bangladesh 142 132 7.0% 8.6% Uzbekistan 53 45 17.6% 22.8% Georgia 10 8 21.2% 13.7% Kyrgyzstan 10 10 4.0% 10.0% HQ and Eliminations (8) (8) 9.4% EBITDA 775 808 (4.0%) 5.7% Ukraine 171 167 2.5% 4.6% Russia 327 361 (9.3%) 2.8% Pakistan 158 156 1.4% 13.7% Kazakhstan 66 66 (0.1%) 9.2% Bangladesh 55 55 (0.4%) 1.1% Uzbekistan 27 22 19.3% 24.5% Georgia 4 3 30.9% 22.7% Kyrgyzstan 3 3 18.8% 26.5% HQ and Eliminations (36) (26) (41.8%) EBITDA Margin 42.5% 44.1% (1.6p.p.) COUNTRY PERFORMANCE

Trading Update
1Q22

13

VEON

UKRAINE

Kyivstar reported revenue growth of 15.1% and EBITDA growth of 4.6%; a good result given the unprecedented operating conditions in Ukraine.

UAH million	1Q22	1Q21	YoY
Total revenue	**7,874**	**6,842**	**15.1%**
EBITDA	**4,871**	**4,658**	**4.6%**
EBITDA margin	61.9%	68.1%	(6.2p.p.)
Capex	659	1,077	(38.8%)
Capex intensity	17.2%	19.1%	(1.8p.p.)
Mobile			
Total operating revenue	7,339	6,357	15.5%
Service revenue	7,339	6,357	15.5%
Data revenue	4,323	3,837	12.7%
Customers (mln)	26.1	25.7	1.2%
Data customers (mln)	18.8	17.2	9.3%
4G smartphone users (mln)	17.4	15.5	12.5%
4G users (mln)	12.7	9.7	30.7%
ARPU (UAH)	93	82	14.2%
MOU (min)	624	633	(1.3%)
Data usage (GB/user)	7.7	6.2	25.4%
4G coverage	90%	87%	2.9p.p.
Fixed-line			
Total operating revenue	483	451	7.3%
Service revenue	483	451	7.3%
Broadband revenue	297	291	2.2%
Broadband customers (mln)	1.2	1.2	5.0%
Broadband ARPU (UAH)	82	85	(3.8%)

Total revenue increased by 15.1% YoY in 1Q22, driven once again by continued growth in Kyivstar's 4G customer base, which increased 30.7% YoY. Mobile revenue growth was also driven by higher roaming revenues, which increased 3.0x YoY. Strong 4G customer growth enabled 25.4% YoY growth in data volumes, which contributed to 12.7% growth in mobile data revenues. Total mobile service revenue increased 15.5% YoY.

In March 2022, Kyivstar supported customers with airtime and data bundles to ensure people could remain connected. The increasing number of refugees due to the conflict will impact industry growth in the coming months, as these displaced people may start using local mobile providers in the countries where they are sheltering.

Fixed-line service revenue increased by 7.3% YoY as a higher number of broadband customers (+5.0% YoY) continued to draw on fixed-line data at home.
With 15.3% YoY growth, **B2B revenue** was an important growth driver as Kyivstar promoted new digital solutions for its business customers resulting in big data and AdTech revenue of UAH 54 million, representing growth of 1.4x YoY in 1Q22.

The transformation of **Kyivstar's mobile customer base** continued with strong expansion in the 4G segment: total 4G users grew by 3.0 million (+30.7% YoY) and now account for 49% of the total customer base. This expansion is a key element of Kyivstar's growth strategy and enabled a rise in ARPU of 14.2% YoY.

Digital adoption and usage among Kyivstar's customer base continued. In 1Q22, the number of self-care users was 3.6 million, an increase of 30.9% YoY, while users of Kyivstar TV increased by 88.4% YoY to 781,000 MAUs, enabled by a recently established partnership with 1+1, a national Ukrainian-language TV channel that covers 95% of Ukraine's territory.

EBITDA increased by 4.6% YoY, corresponding to an EBITDA margin of 61.9%. This was a strong result given the marked increase in utility prices last quarter. Ukraine EBITDA was also impacted by UAH 0.22 billion in charitable donations and the staff support program. Adjusted for this, Ukrainian EBITDA grew 9.3% YoY in 1Q22.

For March 2022, Ukraine reported revenue of UAH 2.8 billion (+16.7% YoY), with service revenue of UAH 2.7 billion, (+16.7% YoY).

Capex decreased by 38.8% YoY and capex intensity declined by 1.8 p.p. to 17.2%.

The strategic priority for Kyivstar's investment is business resilience and continuity of communication services. Today more than 90% of our sites remain operational and we are continuing the rollout of new sites in the western part of the country.

Trading Update
1Q22
14
VEON

RUSSIA

Beeline Russia reported its fourth consecutive quarter of YoY EBITDA growth as the business continues to focus on execution while providing essential services.

RUB million	1Q22	1Q21	YoY
Total revenue	**72,223**	**68,403**	**5.6%**
EBITDA	**27,592**	**26,830**	**2.8%**
EBITDA margin	38.2%	39.2%	(1.0p.p.)
Capex	16,496	14,790	11.5%
Capex intensity	26.0%	28.3%	(2.3p.p.)
Mobile			
Total revenue	61,643	58,350	5.6%
Service revenue	53,006	51,301	3.3%
Data revenue	18,002	16,729	7.6%
Subscribers (mln)	48.5	50.0	(3.1%)
Data users (mln)	33.2	33.5	(0.7%)
4G smartphone users (mln)	30.0	28.8	4.2%
4G users (mln)	25.3	23.1	9.2%
ARPU (RUB)	360	340	5.8%
MOU (min)	305	311	(1.9%)
Data Usage (GB/user)	15.6	12.0	29.9%
4G coverage	90%	89%	1.0p.p.
Fixed-line			
Total revenue	10,580	10,052	5.3%
Service revenue	10,543	9,741	8.2%
Broadband revenue	3,135	2,923	7.2%
Broadband subscribers (mln)	3.0	2.9	3.6%
Broadband ARPU (RUB)	354	342	3.4%

Total revenue increased by 5.6% YoY in 1Q22, supported by continued growth in mobile service revenue (+3.3% YoY), fixed-line service revenue (+8.2% YoY) and revenue from equipment and accessories (+17.2% YoY). Increased demand for mobile data, with consumption up 29.9% YoY, was the main driver of the 7.6% YoY growth in mobile data revenue. Total fixed-line revenue was supported by the continued strength in Beeline Russia's broadband offer, which grew by 7.2% YoY during the quarter following the ongoing expansion of Beeline Russia's broadband customer base.

The B2B business reported 11.4% YoY growth, while big data digital product revenues were particularly strong, more than doubling YoY to RUB 955 million. This increase was supported by revenue from advertising services following the acquisition of OTM in 2021.

Beeline Russia's total mobile subscriber base was 48.5 million in the quarter, decreasing 3.1% YoY, as Beeline focused on improving the quality of the customer base. Growing smartphone penetration is an important enabler of Beeline Russia's 4G-focused growth and the company saw the number of 4G subscribers increase 9.2% YoY, resulting in a 4G subscriber base of 25.3 million. This contributed to a further rise in ARPU, which increased by 5.8% YoY, as well as growth in Beeline Russia's 4G penetration rate to 55.6%, which is 6.7 percentage-points higher than in 1Q21.

EBITDA increased by 2.8% YoY in 1Q22. As Beeline Russia continues to invest for growth, EBITDA was impacted by higher staff costs given the additional headcount of recent business acquisitions (OTM and Datafort), as well as an increase in technical support in line with network development as Beeline Russia's 4G network expanded.

For March 2022, Russia reported revenue of RUB 24.9 billion (+3.6% YoY), with service revenue of RUB 22.2 billion (+3.7% YoY).

1Q22 Capex was USD 190.5 million, down 4.2% YoY. Capex intensity decreased by 2.3 p.p. YoY to 26.0% given the higher revenue base. Capex was impacted by supply chain challenges following the introduction of sanctions and export control restrictions.

Trading Update
1Q22
15
VEON

PAKISTAN

Jazz continued to implement its Digital Operator strategy, maintaining its strategic focus on 4G and expanding digital services to strengthen its market-leading position despite increased tax pressure on the industry.

PKR million	1Q22	1Q21	YoY
Total revenue	**60,060**	**55,050**	**9.1%**
EBITDA	**28,107**	**24,731**	**13.7%**
EBITDA margin	46.8%	44.9%	1.9p.p.
Capex	14,869	14,632	1.6%
Capex intensity	22.2%	21.5%	0.7p.p.
Mobile			
Total revenue	60,060	55,050	9.1%
Service revenue	54,340	50,424	7.8%
Data revenue	24,626	20,455	20.4%
Customers (mln)	75.0	69.2	8.3%
Data customers (mln)	51.5	47.3	9.0%
4G Smartphone users (mln)	34.0	26.5	28.7%
4G users (mln)	36.7	28.7	27.8%
ARPU (PKR)	244	246	(1.0%)
MOU (min)	428	464	(7.7%)
Data usage (GB/user)	5.1	4.4	14.9%
4G coverage	56%	54%	1.6p.p.

Total revenue grew by 9.1% YoY in 1Q22, which was supported by 20.4% YoY growth in mobile data revenue. The increase in withholding tax from 10% to 15% on 16 January 2022 and the reduction in mobile termination rates from 70 paisa to 50 paisa were key headwinds to revenue growth in the quarter, with a combined impact of approximately PKR 1.6 billion.

Jazz's total customer base grew by 8.3% YoY to 75.0 million. Continued expansion in the company's 4G customer base was a key enabler as Jazz reached 36.7 million 4G users in 1Q22 (+27.8% YoY), corresponding to a 4G penetration rate of 48.9%.

Digital services were a key area of growth. **JazzCash** reached 15.7 million MAUs (+12.2% YoY) and revenues grew by 33.6% YoY. JazzCash's retail presence continued to expand and reached 114,000 active agents (+55.9% YoY) and 145,000 active merchants (+60.8% YoY) by the end of the first quarter of 2022. Its LTM Gross Transaction Value was PKR 3.45 trillion (c.USD 18 billion) accounting for approximately 6.5% of total Pakistan GDP. Jazz's self-care app, **Jazz World**, continued to enjoy strong customer adoption levels. Its MAUs grew by 23.1% YoY, reaching 10.5 million at the end of 1Q22. Jazz's streaming and entertainment platforms such as **Tamasha, Bajao, Jazz Cricket** and **Deikho**, enjoyed further growth with the aggregate number of MAUs of these platforms growing 24.4% YoY, while total usage increased by an average of 5.4x YoY. The strong growth in subscribers, customer engagement and revenue led to **EBITDA** growth of 13.7%. EBITDA performance from Mobilink Bank and JazzCash in 1Q22 also supported the YoY EBITDA trends.

Capex was PKR 14.9 billion in 1Q22, corresponding to capex intensity of 22.2%. 4G network investment continued to be the principal focus of Jazz's capital expenditure, with approximately 500 additional 4G sites added to the company's network during the last quarter.

On 12 April, Jazz signed a 4G license renewal with the Pakistan Telecommunication Authority (PTA) for a fee of USD 486.2 million for 15 years, 50% of which (PKR 44.54 billion, equivalent to USD 243.1 million) was settled before signing in April 2022, and the remaining amount will be paid in five equal annual installments. In March 2022, Jazz draw PKR 40 billion (c. USD 222 million) on the remaining available amounts under its existing PKR 50.0 billion local syndicate funding, maturing in July 2031, for spectrum acquisition. On 16 April 2022, Jazz signed another PKR 40 billion (c. USD 222 million) local syndicate funding agreement for general corporate purposes.

With regards to the dispute on the ex-Warid license renewal, the Islamabad High Court released its final decision on 19 July 2021 and dismissed Jazz's appeal. Jazz signed the license under protest and appealed the Islamabad High Court's decision to the Supreme Court of Pakistan. Please refer to our 2Q21 earnings release dated 30 August 2021 for more information.

With regards to the legal order on administrative fees ("suo moto" order) and the ongoing matter dating back to April 2019, the next hearing before the Islamabad High Court is yet to be scheduled. For further background information about this matter and the subsequent discussions with the PTA, please refer to our 3Q20 earnings release dated 29 October 2020 and 2Q21 earnings release dated 30 August 2021.

Trading Update
1Q22

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VEON

KAZAKHSTAN

Beeline Kazakhstan once again delivered YoY revenue growth above 20% as the business continues to benefit from its leading 4G rollout.

KZT million	1Q22	1Q21	YoY
Total revenue	**64,436**	**53,702**	**20.0%**
EBITDA	**30,233**	**27,678**	**9.2%**
EBITDA margin	46.9%	51.5%	(4.6p.p.)
Capex	6,561	8,652	(24.2%)
Capex intensity	21.9%	23.5%	(1.5p.p.)
Mobile			
Total revenue	53,671	44,490	20.6%
Service revenue	51,049	42,976	18.8%
Data revenue	29,543	24,157	22.3%
Customers (mln)	10.1	9.5	6.6%
Data customers (mln)	8.3	7.2	14.5%
4G Smartphone users (mln)	8.0	6.9	15.9%
4G users (mln)	6.7	5.3	26.0%
ARPU (KZT)	1,690	1,501	12.6%
MOU (min)	314	311	0.8%
Data usage (GB/user)	14.0	11.9	17.3%
4G coverage	81.5%	76.8%	4.7p.p.
Fixed-line			
Total revenue	10,764	9,212	16.9%
Service revenue	10,720	9,191	16.6%
Broadband revenue	4,478	4,173	7.3%
Broadband customers (mln)	0.6	0.5	14.8%
Broadband ARPU (KZT)	2,714	2,965	(8.5%)

Total revenue increased by 20.0% YoY, with mobile revenue up by 32.6% and broadband revenue rising 7.3% YoY. The protests in January resulted in the loss of service in certain areas for up to 10 days, negatively impacting revenues.

Mobile revenue growth was driven by higher mobile data revenue (+22.3% YoY). This was the result of the expansion of Beeline Kazakhstan's 4G customer base (+26.0% YoY), which at quarter-end accounted for 66.5% of the total customer base, in turn driving higher ARPU levels (+12.6% YoY). This performance illustrates the successful value generation from the 4G base, which increased penetration by 10.2 p.p. YoY.

Fixed-line service revenue increased by 16.9% YoY, driven by growth in Beeline Kazakhstan's broadband customer base, which was up by 14.8% YoY. Eighty-two percent (+11p.p. YoY) of broadband customers using mobile services along with fixed-line services continued to contribute to this success confirming the popularity of Beeline Kazakhstan's convergent products.

Demand for Beeline Kazakhstan's **digital services** also remained strong. Beeline Kazakhstan's MyBeeline self-care app increased its MAUs by 48.1% YoY to 3.2 million. The company's dedicated digital operator and mobile OTT services provider, 'izi' also saw significant growth in its customer base, which rose 87.0% YoY to 101,000 monthly active subscribers. Overall revenue performance was also supported by an 81.8% YoY rise in big data solutions revenue to KZT 148 million in 1Q22.

Kazakhstan's first digital payment card 'Simply', which was Beeline Kazakhstan launched in June 2021, saw a further increase in its monthly active users, reaching 125,000 by the end of 1Q22, with c.27% of them being non-Beeline customers.

EBITDA increased by 9.2% YoY resulting in an EBITDA margin of 54.2%. In Kazakhstan we recorded a KZT 2.0 billion donation to a government fund following the protests in the early part of the year. Adjusting for this, Beeline Kazakhstan's EBITDA grew by 16.5% YoY.

For January 2022, Kazakhstan reported revenue of KZT 20.4 billion (+15.6% YoY), with service revenue of KZT 19.7 billion (+15.0% YoY) and EBITDA of KZT 6.9 billion, -29.7% YoY after the one-off donation cost.

Capex was KZT 28.6 billion during the quarter, with capex intensity of 23.8%. Beeline Kazakhstan's expenditure continued to focus on expanding the company's 4G network to meet the continued increase in demand. Beeline Kazakhstan's participation in Kazakhstan's **250+ project**, which aims to boost internet connectivity in rural areas, saw Beeline Kazakhstan connect 35 rural settlements to its network during 1Q22.

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1Q22

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BANGLADESH

BDT million	1Q22	1Q21	YoY
Total revenue	**12,420**	**11,440**	**8.6%**
EBITDA	**4,749**	**4,698**	**1.1%**
EBITDA margin	38.2%	41.1%	(2.8p.p.)
Capex	4,039	2,231	81.0%
Capex intensity	19.1%	20.3%	(1.2p.p.)
Mobile			
Total revenue	12,420	11,440	8.6%
Service revenue	12,186	11,218	8.6%
Data revenue	3,652	2,992	22.1%
Customers (mln)	35.9	34.3	4.8%
Data customers (mln)	22.0	20.6	7.0%
4G Smartphone users (mln)	13.9	10.0	39.7%
4G users (mln)	12.5	9.0	39.7%
ARPU (BDT)	114	111	3.3%
MOU (min)	213	223	(4.2%)
Data usage (GB/user)	4.3	2.7	56.3%
4G coverage	72.3%	67.3%	5.0p.p.

Banglalink made further progress in the quarter, recording 1Q22 revenue growth of 8.6% YoY, as the business continues to execute on its Digital Operator strategy. 1Q22 EBITDA increased 1.1% YoY, as investments continued into recently launched new digital products and 4G network expansion.

Demand for mobile data services in the quarter remained strong, with data usage increasing 56.3% YoY, contributing to a 22.1% YoY growth in mobile data revenue during 1Q22. 4G user growth of 39.7% YoY remains a key enabler, as 4G user penetration reached 34.9% of Banglalink's total customer base.

Banglalink's self-care app MyBanglalink recorded a 90.4% YoY increase in MAUs to 3.6 million, while its video streaming app Toffee closed the quarter with 6.3 million customers (+86.9% YoY). Average watch time reached 64 minutes, increasing by 25.4% QoQ.

Capex in 1Q22 was BDT 4.0 billion, as investment in the 4G network continued, and Banglalink remains committed to its network investment plans for 2022. In the recent spectrum auction, Banglalink acquired 40 MHz in the 2.3 GHz band. With this, Banglalink doubled its total spectrum holding and will continue to hold the most spectrum per customer within the country.

On 26 April 2022 Banglalink signed a BDT 12.0 billion (c.USD 135 million) local syndicate funding agreement for general corporate purposes with a five year maturity.

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1Q22

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UZBEKISTAN

UZS million	1Q22	1Q21	YoY
Total revenue	**580,783**	**473,616**	**22.6%**
EBITDA	**292,048**	**234,573**	**24.5%**
EBITDA margin	50.3%	49.5%	0.8p.p.
Capex	56,734	128,067	(55.7%)
Capex intensity	14.2%	31.4%	(17.2p.p.)
Mobile			
Total revenue	578,676	470,381	23.0%
Service revenue	578,502	470,323	23.0%
Data revenue	396,470	301,470	31.5%
Customers (mln)	7.6	6.8	11.7%
Data customers (mln)	6.1	5.0	23.0%
4G Smartphone users (mln)	4.7	3.8	24.9%
4G users (mln)	4.7	3.4	38.9%
ARPU (UZS)	26,121	22,850	14.3%
MOU (min)	684	681	0.4%
Data usage (GB/user)	6.6	4.6	43.0%
4G coverage	62.0%	60.0%	2.0p.p.

Beeline Uzbekistan saw another quarter of strong performance, with double-digit revenue growth (+22.6% YoY). Demand for mobile data remained solid, with total data usage increasing by 43.0% YoY, which corresponded to a 31.5% YoY rise in data revenue.

Beeline Uzbekistan continued to expand its 4G user base, which grew by 38.9% YoY during the quarter and now accounts for 62.3% of total customers. This growth was enabled by the continued expansion of the Beeline Uzbekistan's 4G network in Uzbekistan, which at quarter-end reached 62.3% of the nation's population, representing an increase of 12.2 p.p. YoY. EBITDA growth of 24.5% YoY was driven by higher revenue and efficient cost management.

Trading Update 1Q22 19 On 28 April 2022, VEON will host a conference call with senior management at 14:00 CEST (13:00 BST), which will be made available through the Zoom link and over the phone. The call details and slide presentation may be accessed at http://www.veon.com. To access the event, please use the following Zoom link or dial-ins: ZOOM LINK https://veon-global.zoom.us/j/93712361918?pwd=Y1lhNzltRnZHSjVYTXZaZ1M1MEFNdz09 Meeting ID: 937 1236 1918 Passcode: 448766 DIAL-IN DETAILS One tap mobile Dial by your location Country +31202410288,,93712361918#,,,,*448766# +31 20 241 0288 Netherlands +442039017895,,93712361918#,,,,*448766# +44 203 901 7895 United Kingdom +16465189805,,93712361918#,,,,*448766# +1 646 518 9805 US (New York) +74999516380,,93712361918#,,,,*448766# +7 499 951 6380 Russia Meeting ID: 937 1236 1918 Passcode: 448766 Find your local number: https://veon-global.zoom.us/u/acrEPuHSqv We strongly encourage you to watch the event through the Zoom link, but if you prefer to dial in, then please use the dial-in details. The conference call replay and the slide presentation recording will be available for 12 months after the end of the event on VEON’s website. The slide presentation will also be available for download from VEON's website. CONTACT INFORMATION INVESTOR RELATIONS Nik Kershaw ir@veon.com CONFERENCE CALL INFORMATION

Trading Update 1Q22 20 VEON’s results presented in this trading update are, unless otherwise stated, based on IFRS and have not been externally reviewed and audited. The financial information included in this trading update is preliminary and is based on a number of assumptions that are subject to inherent uncertainties and subject to change. The financial information presented herein is based on internal management accounts, is the responsibility of management and is subject to financial closing procedures which have not yet been completed and has not been audited, reviewed or verified. Although we believe the information to be reasonable, actual results may vary from the information contained above and such variations could be material. As such, you should not place undue reliance on this information. This information may not be indicative of the actual results for the quarter or any future period. Certain amounts and percentages that appear in this trading update have been subject to rounding adjustments. As a result, certain numerical figures shown as totals, including those in the tables, may not be an exact arithmetic aggregation of the figures that precede or follow them. The non-IFRS information - disclosed in the document, including among others, EBITDA, EBITDA margin, net debt, operational capex, capex intensity, local currency trends, and ARPU is defined in Attachment A. Local currency and reported currency trends are reconciled in Attachment C. NON-RECURRING ITEMS THAT AFFECT YEAR-ON-YEAR COMPARISONS FOR REVENUE AND EBITDA Following the exercise of the put option for our stake in Algeria on 1 July 2021, the Algerian business has, in line with the requirements of IFRS 5, become a discontinued operation, and accounted for as “held for sale”. The result is that the Algerian operations do not contribute to the comparison base or the actual reported numbers of VEON, without any change in the net economic value of this business. PRESENTATION OF FINANCIAL RESULTS AND NON-RECURRING ITEMS

Trading Update 1Q22 21 This trading update contains “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward- looking statements may be identified by words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” and other similar words. Forward-looking statements include statements relating to, among other things, VEON’s plans to implement its strategic priorities, including operating model and development plans; anticipated performance, including VEON’s ability to generate sufficient cash flow; VEON’s assessment of the impact of the COVID-19 pandemic on its current and future operations and financial condition; VEON’s assessment of the impact of the conflict surrounding Russia and Ukraine, including related sanctions and counter-sanctions, on its current and future operations and financial condition; future market developments and trends; operational and network development and network investment, including expectations regarding the roll-out and benefits of 3G/4G/LTE networks, as applicable; spectrum acquisitions and renewals; the effect of the acquisition of additional spectrum on customer experience; VEON’s ability to realize the acquisition and disposition of any of its businesses and assets and to execute its strategic transactions in the timeframes anticipated, or at all; VEON’s ability to realize financial improvements, including an expected reduction of net pro-forma leverage ratio following the successful completion of certain dispositions and acquisitions; our dividends; and VEON’s ability to realize its targets and commercial initiatives in its various countries of operation. The forward-looking statements included in this trading update are based on management’s best assessment of VEON’s strategic and financial position and of future market conditions, trends and other potential developments. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of, among other things: further escalation in the conflict surrounding Russia and Ukraine, including further sanctions and counter-sanctions and any related involuntary deconsolidation of our Russian and/or Ukrainian operations; further unanticipated developments related to the COVID-19 pandemic, such as the effect on consumer spending, that has negatively affected VEON’s operations and financial condition in the past; demand for and market acceptance of VEON’s products and services; our plans regarding our dividend payments and policies, as well as our ability to receive dividends, distributions, loans, transfers or other payments or guarantees from our subsidiaries; continued volatility in the economies in VEON’s markets; governmental regulation of the telecommunications industries; general political uncertainties in VEON’s markets; government investigations or other regulatory actions; litigation or disputes with third parties or regulatory authorities or other negative developments regarding such parties; the impact of export controls and laws affecting trade and investment on our and important third-party suppliers' ability to procure goods, software or technology necessary for the services we provide to our customers; risks associated with data protection or cyber security, other risks beyond the parties’ control or a failure to meet expectations regarding various strategic priorities, the effect of foreign currency fluctuations, increased competition in the markets in which VEON operates and the effect of consumer taxes on the purchasing activities of consumers of VEON’s services. DISCLAIMER

Trading Update 1Q22 22 Certain other factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in VEON’s Annual Report on Form 20-F for the year ended December 31, 2020 filed with the U.S. Securities and Exchange Commission (the “SEC”) on 15 March 2021 and other public filings made from time to time by VEON with the SEC, including VEON’s Annual Report on Form 20-F for the year ended December 31, 2021 to be filed with the SEC on 29 April 2022. Other unknown or unpredictable factors also could harm our future results. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Under no circumstances should the inclusion of such forward-looking statements in this press release be regarded as a representation or warranty by us or any other person with respect to the achievement of results set out in such statements or that the underlying assumptions used will in fact be the case. Therefore, you are cautioned not to place undue reliance on these forward-looking statements. The forward- looking statements speak only as of the date hereof. We cannot assure you that any projected results or events will be achieved. Except to the extent required by law, we disclaim any obligation to update or revise any of these forward- looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made, or to reflect the occurrence of unanticipated events. In addition, we present certain information on a forward-looking basis. We are not able to, without unreasonable efforts, provide a full reconciliation to IFRS due to potentially high variability, complexity and low visibility as to the items that would be excluded from the comparable IFRS measure in the relevant future period, including, but not limited to, depreciation and amortization, impairment loss, loss on disposal of non-current assets, financial income and expenses, foreign currency exchange losses and gains, income tax expense and performance transformation costs, cash and cash equivalents, long-term and short-term deposits, interest accrued related to financial liabilities, other unamortized adjustments to financial liabilities, derivatives, and other financial liabilities. ABOUT VEON VEON is a NASDAQ and Euronext Amsterdam-listed global provider of connectivity and digital services, headquartered in Amsterdam. Our vision is to empower customer ambitions through technology, acting as a digital concierge to guide their choices and connect them with resources that match their needs. For more information visit: http://www.veon.com

Trading Update 1Q22 23 CONTENT OF THE ATTACHMENTS Attachment A Definitions 24 Attachment B Customers 26 Attachment C Reconciliation of local currency and reported trends 26 Attachment D Average rates of functional currencies to USD 27 ATTACHMENTS

Trading Update 1Q22 24 ATTACHMENT A: DEFINITIONS 4G users are mobile customers who have engaged in revenue-generating activity during the three months prior to the measurement date as a result of activities over fourth-generation (4G or LTE – long term evolution) network technologies. ARPU (average revenue per user) measures the monthly average revenue per mobile user. We generally calculate mobile ARPU by dividing our mobile service revenue during the relevant period (including data revenue, roaming revenue, MFS and interconnect revenue, but excluding revenue from connection fees, sales of handsets and accessories and other non-service revenue), by the average number of our mobile customers during the period and the number of months in that period. Capital expenditures (capex) are purchases of property and equipment, new construction, upgrades, software, other long-lived assets and related reasonable costs incurred prior to intended use of the non-current asset, accounted at the earliest event of advance payment or delivery. Long-lived assets acquired in business combinations, purchase of licenses and capitalized leases are not included in capital expenditures. Capex intensity is a ratio, which is calculated as last-twelve-months (LTM) capex divided by LTM total revenue. Cash, total - cash and cash equivalents excluding cash and cash deposits from our banking operations in Pakistan. Discontinued operations means that under IFRS, the results of discontinued operations that are presented separately in current and prior year income statements and have no impact on prior year balance sheet amounts. Following the exercise of the put option for our stake in Algeria on 1st July 2021, the Algerian business is, in line with the IFRS 5 requirements, a discontinued operation, and is accounted for as “Asset held for sale”. This means that its operations do not contribute to the base performance of VEON for both the current and prior year, and from the balance sheet perspective, it is measured at the lower of (i) the carrying amount of the discontinued business; and (ii) its fair market value, less costs to sell. Any deviation from this value in respect of the final valuation would result in a gain/loss, which would be accounted for as a profit/loss from discontinued operations. Doubleplay 4G customers are mobile customers who engaged in usage of our voice and data services over 4G (LTE) technology at any time during the one month prior to such measurement date. EBITDA (called Adjusted EBITDA in the Form 20-F published by VEON) is a non-IFRS financial measure. VEON calculates Adjusted EBITDA as (loss)/profit before interest, tax, depreciation, amortization, impairment, gain/loss on disposals of non-current assets, other non-operating gains/losses and share of profit/loss of joint ventures and associates Our Adjusted EBITDA may be helpful in evaluating our performance against other telecommunications companies that provide EBITDA. Additionally, a limitation of EBITDA’s use as a performance measure is that it does not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenue or the need to replace capital equipment over time. Reconciliation of EBITDA to net income attributable to VEON Ltd., the most directly comparable IFRS financial measure, is presented in the ‘reconciliation tables’ section in Attachment C below. EBITDA margin is calculated as EBITDA divided by total revenue, expressed as a percentage. Fixed-mobile convergence customer (FMC customer) is a customer on a one-month active broadband connection subscribing to a converged bundle consisting of at least a fixed internet subscription and at least one mobile SIM. Gross Debt is calculated as the sum of long-term notional debt and short-term notional debt including capitalized leases.

Trading Update 1Q22 25 Local currency trends (growth/decline) in revenue and EBITDA are non-IFRS financial measures that reflect changes in Revenue and EBITDA, excluding foreign currency movements and other factors, such as businesses under liquidation, disposals, mergers and acquisitions, including the classification of Algeria as a discontinued operation. Mobile customers are generally customers in the registered customer base at a given measurement date who engaged in a mobile revenue generating activity at any time during the three months prior to such measurement date. Such activity includes any outgoing calls, customer fee accruals, debits related to service, outgoing SMS and MMS, data transmission and receipt sessions, but does not include incoming calls, SMS and MMS or abandoned calls. Our total number of mobile customers also includes customers using mobile internet service via USB modems and fixed-mobile convergence (“FMC”). Mobile data customers are mobile customers who have engaged in revenue-generating activity during the three months prior to the measurement date as a result of activities including USB modem Internet access using 2.5G/3G/4G/HSPA+ technologies. Mobile financial services (MFS) or digital financial services (DFS) is a variety of innovative services, such as mobile commerce that uses a mobile phone as the primary payment user interface and allows mobile customers to conduct money transfers to pay for items such as goods at an online store, utility payments, fines and state fees, loan repayments, domestic and international remittances, mobile insurance and tickets for air and rail travel, all via their mobile phone. Multiplay 4G customers are doubleplay 4G customers who also engaged in usage of one or more of our digital products at any time during the one month prior to such measurement date. Net debt is a non-IFRS financial measure and is calculated as the sum of interest-bearing long-term debt including capitalized leases and short-term notional debt minus cash and cash equivalents excluding cash and cash deposits from our banking operations in Pakistan, long-term and short-term deposits. We believe that net debt provides useful information to investors because it shows the amount of notional debt that would be outstanding if available cash and cash equivalents and long-term and short-term deposits were applied to repay such indebtedness. Net debt should not be considered in isolation as an alternative to long-term debt and short-term debt, or any other measure of our financial position. Net Promoter Score (NPS) is the methodology VEON uses to measure customer satisfaction. VEON’s reportable segments are the following, which are principally based on business activities in different geographical areas: Russia, Pakistan, Bangladesh, Ukraine, Uzbekistan, Kazakhstan and HQ.

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ATTACHMENT B: CUSTOMERS

	Mobile					Fixed-line broadband				
USD million	1Q22	4Q21	1Q21	QoQ	YoY	1Q22	4Q21	1Q21	QoQ	YoY
Russia	48.5	49.4	50.0	(1.9%)	(3.1%)	3.0	3.0	2.9	0.2%	3.6%
Pakistan	75.0	72.6	69.2	3.3%	8.3%					
Ukraine	26.1	26.2	25.7	(0.5%)	1.2%	1.2	1.2	1.2	0.5%	5.0%
Bangladesh	35.9	35.1	34.3	2.4%	4.8%					
Kazakhstan	10.1	9.9	9.5	1.8%	6.6%	0.6	0.6	0.5	3.6%	14.8%
Uzbekistan	7.6	7.1	6.8	6.6%	11.7%					
Other	3.4	3.3	3.1	1.7%	8.5%					
Total	206.4	203.6	198.6	1.4%	3.9%	4.7	4.7	4.5	0.7%	5.2%

Note: The Algerian operations do not contribute to both the comparison base and the actual reported numbers.

ATTACHMENT C: RECONCILIATION OF LOCAL CURRENCY AND REPORTED TRENDS

1Q22 COMPARED TO 1Q21

	Total Revenue			EBITDA		
	Local currency	Forex and Other	Reported	Local currency	Forex and Other	Reported
Russia	5.6%	(12.4%)	(6.9%)	2.8%	(12.2%)	(9.3%)
Pakistan	9.1%	(11.7%)	(2.6%)	13.7%	(12.3%)	1.4%
Ukraine	15.1%	(2.4%)	12.7%	4.6%	(2.1%)	2.5%
Bangladesh	8.6%	(1.6%)	6.9%	1.1%	(1.5%)	(0.4%)
Kazakhstan	20.0%	(9.4%)	10.6%	9.2%	(9.4%)	(0.1%)
Uzbekistan	22.6%	(5.2%)	17.5%	24.5%	(5.2%)	19.3%
Total	9.8%	(10.2%)	(0.4%)	5.7%	(9.8%)	(4.0%)

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ATTACHMENT D: RATES OF FUNCTIONAL CURRENCIES TO USD

	Average rates			Closing rates		
	1Q22	1Q21	YoY	1Q22	1Q21	YoY
Russian Ruble	86.07	74.34	(15.8%)	84.09	75.70	(11.1%)
Algeria Dinar	140.97	133.06	(5.9%)	142.71	133.95	(6.5%)
Pakistan Rupee	177.58	158.61	(12.0%)	183.32	152.86	(19.9%)
Bangladeshi Taka	86.03	84.73	(1.5%)	86.22	84.71	(1.8%)
Ukraine Hryvnia	28.55	27.97	(2.1%)	29.25	27.89	(4.9%)
Kazakhstan Tenge	457.02	419.89	(8.8%)	458.20	424.34	(8.0%)
Uzbekistan Som	10,965.80	10,506.13	(4.4%)	11,400.21	10,474.98	(8.8%)
Kyrgyzstan Som	89.81	84.50	(6.3%)	83.31	84.78	1.7%
Georgia Lari	3.11	3.31	6.1%	3.10	3.41	9.1%

Trading Update 1Q22 28 READ REACH